ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

November 12, 2021

Nathan Briggs
T: 202-626-3909
F: 202-383-9308
Nathan.Briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Jeffrey Foor

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932)

Responses to Comments on Post-Effective Amendment No. 131

Dear Mr. Foor,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds” or the “Registrant”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 5, 2021 regarding Post-Effective Amendment No. 131 (the “Amendment”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 13, 2021 for the purpose of registering Artisan Floating Rate Fund (the “Fund”), a new series of Artisan Partners Funds. To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in Artisan Partners Funds’ amendment pursuant to Rule 485(a), for which Artisan Partners Funds expects to request accelerated effectiveness.

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Comments Applicable to the Prospectus:

1.	Comment: Please provide supplementally the completed Annual Fund Operating Expenses table.

Response: Please see the completed “Fees and Expenses of the Fund” section attached hereto as Appendix A.

2.

 Comment: Please confirm that the fee waiver and expense reimbursement pursuant to the expense limitation agreement (“ELA”) will be for a period of at least one year and that it will be reflected in the Annual Fund Operating Expenses table. If the fee waiver and expense reimbursement pursuant to the ELA does not result in lower total annual fund operating expenses, please remove that line item and the accompanying footnote from the expense table.

In addition, please confirm whether Artisan Partners Limited Partnership (“Artisan Partners”), the Fund’s investment adviser, can recoup any fees or expenses waived or reimbursed under the expense limitation arrangements with respect to the Fund.

Response: With respect to the first part of the Staff’s comment, the Fund confirms that the fee waiver and expense reimbursement pursuant to the ELA will be for a period of one year and that it will be reflected in the Annual Fund Operating Expenses table.

With respect to the second part of the Staff’s comment, the Fund confirms that Artisan Partners has no contractual right to recoup fees or expenses that have been waived or reimbursed under its expense limitation arrangements with the Fund.

3.

 Comment: Disclosure in the sections titled “Principal Investment Strategies” and “Additional Information about the Fund’s Investment Strategies” states that, as a part of the investment team’s analysis of a company’s business quality, “among other factors, the team considers environmental, social and governance (‘ESG’) factors relating to the company.” Please include disclosure regarding how ESG criteria are considered by the investment team and, if applicable, provide examples of the types of criteria the investment team uses to evaluate the securities in which the Fund may invest. Please also clarify whether ESG criteria are used to evaluate all or a sleeve of the Fund’s portfolio holdings.

Response: The Registrant respectfully notes that the Fund’s investment team has discretion to determine the relevant or materially important ESG criteria used as part of its investment process for the Fund. These ESG criteria include, but are not limited to, the impact of environmental regulatory change; the use of human, natural and physical capital; and corporate governance structures and practices. Such ESG criteria may vary over time and by sector, geography, asset class and/or specific company context and criteria importance may not be equal across such sectors, geographies, asset classes and/or specific companies. While the Registrant believes that current disclosure is compliant with Form N-1A, in response to the Staff’s comment, the Registrant has revised the Fund’s Item 4 and Item 9 disclosure in the “Principal Investment Strategies” sections as follows (additions denoted by underline):

Business Quality—The team uses a variety of sources to understand the resiliency of an issuer’s business model. The team analyzes the general health of the industry in which an issuer operates, the issuer’s competitive position, barriers to entry, the dynamics of industry participants, and the decision-making history of the issuer’s management and, when applicable, financial equity sponsor. As part of the team’s analysis of a company’s business quality, among other factors, the team considers environmental, social and governance (“ESG”) factors relating to the company. These ESG factors may include the impact of environmental regulatory change, the use of human, natural and physical resources and corporate governance structures and practices. When the team deems a factor material to the value of a company, the team incorporates it into its decision-making process.

4.

 Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section (Item 4 of Form N-1A) regarding the Fund’s 80% policy with respect to investments in floating rate debt instruments does not include related disclosure in the section titled “Additional Information about the Fund’s Investment Strategies” (Item 9 of Form N-1A). Please supplement existing Item 4 disclosure related to the Fund’s 80% policy with existing related Item 9 disclosure.

Response: In response to the Staff’s comment, the following changes have been made to the Fund’s Item 4 disclosure in the “Principal Investment Strategies” section (additions denoted by underline):

Under normal circumstances, the Fund will invest no less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in floating rate debt instruments and other investments that are the economic equivalent of floating rate debt instruments or enable the Fund to achieve a floating rate of income. Floating rate debt instruments for this purpose are those debt obligations of companies or other entities that have (a) interest at rates that adjust periodically, often, though not necessarily, based on a benchmark rate plus a premium or spread over the benchmark rate, or (b) maturities of six months or less even if the interest rates do not adjust periodically. The benchmark rate usually is the Prime Rate, LIBOR, Secured Overnight Funding Rate (“SOFR”), the Federal Reserve federal funds rate, or other base lending rates used by commercial lenders. In addition, fixed-rate investments with respect to which the Fund has entered into derivative instruments, such as, for example, interest rate swaps, to effectively convert the fixed-rate interest payments into floating or adjustable rate interest payments; exchange-traded funds (“ETFs”) or notes that provide exposure to floating or adjustable rate loans or obligations; and cash and cash equivalents (for example, money market funds) are examples of other investments considered by the Fund to be eligible for the purpose of satisfying the 80% policy.

5.

 Comment: The Staff notes that the “Additional Information about the Fund’s Investment Strategies” section states the following: “In addition, fixed-rate investments with respect to which the Fund has entered into derivative instruments to effectively convert the fixed-rate payments into floating or adjustable rate interest payments…are examples of other investments considered by the Fund to be eligible for the purpose of satisfying the 80% policy.” Please add disclosure describing the types of derivative instruments that may be used for the purposes of converting such fixed-rate interest payments into floating or adjustable rate interest payments.

Response: In response to the Staff’s comment, the Registrant confirms that disclosure in the aforementioned section will be revised as follows (additions denoted by underline):

[…]

“In addition, fixed-rate investments with respect to which the Fund has entered into derivative instruments, such as, for example, interest rate swaps, to effectively convert the fixed-rate interest payments into floating or adjustable rate interest payments; … are examples of other investments considered by the Fund to be eligible for the purpose of satisfying the 80% policy.”

6.

 Comment: Please consider moving disclosure in the Fund’s “Principal Risks” section related to the ability of the Fund to invest in debt securities without considering the maturity of the instrument to the Fund’s principal investment strategies disclosures in the sections titled “Principal Investment Strategies” and “Additional Information about the Fund’s Investment Strategies”.

Response: In response to the Staff’s comment, the Registrant confirms that disclosure in each of the foregoing sections will be revised as follows (additions denoted by underline):

Under normal circumstances, the Fund will invest primarily in instruments that are rated, at the time of purchase, below investment grade (below BBB- by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”) or below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)), or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or unrated but determined by Artisan Partners to be of comparable quality, commonly known as “junk bonds.” Although the Fund expects to primarily invest in instruments that are rated below investment grade (or unrated but determined by Artisan Partners to be of comparable quality) at the time of purchase, the Fund may invest without limit in instruments of any credit quality, including investment grade instruments and securities of stressed or distressed issuers. The Fund may invest in debt securities of any maturity.

7.	Comment: Please consider revising disclosure in the section titled “Principal Risks—LIBOR Replacement Risk” to include information about the anticipated phases of the transition away from LIBOR.

Response: The Registrant respectfully notes that existing disclosure in the section titled “Risks You Should Consider—LIBOR Replacement Risk” in Item 4 includes disclosure with respect to the anticipated phases of the transition away from LIBOR. However, in response to the Staff’s comment, the Registrant confirms that disclosure in the Fund’s Item

4 disclosure in the “Principal Risks” section will be revised as follows (additions denoted by underline):

LIBOR Replacement Risk—The coupons on variable and floating rate investments in which the Fund may invest are not fixed and may fluctuate based upon changes in market rates. The coupon on a floating rate investment is generally based on an interest rate such as a money-market index, London Interbank Offered Rate (“LIBOR”) or a Treasury bill rate. In addition, certain floating and variable rate obligations have an interest rate floor feature, which prevents the interest rate payable by the security from dropping below a specified level as compared to a reference interest rate (the “reference rate”), such as LIBOR. In 2017, the United Kingdom’s Financial Conduct Authority warned that LIBOR may cease to be available, or appropriate for use, by 2021. However, on November 30, 2020, LIBOR’s administrator, the ICE Benchmark Administration, signaled that LIBOR may continue to be published and available for use until June 30, 2023. The future elimination of LIBOR, among other “inter-bank offered” reference rates, may adversely affect the interest rates on, and value of, certain Fund investments for which the value is tied to LIBOR.

* * * * *

Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan D. Briggs
Nathan D. Briggs

CC:	Sarah A. Johnson

Laura E. Simpson

Timothy A. Kahn

John M. Loder

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

	Investor	Advisor	Institutional
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Exchange Fee	None	None	None
Redemption Fee (as a percentage of amount redeemed or exchanged within 90 days or less)	2.00%	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor	Advisor	Institutional
Management Fees	0.68%	0.68%	0.68%
Distribution (12b-1) Fees	None	None	None
Other Expenses[1]	0.67	0.51	0.41
Total Annual Fund Operating Expenses	1.35	1.19	1.09
Fee Waiver and Expense Reimbursement[2]	0.14	0.08	0.03
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.21	1.11	1.06

1 “Other Expenses” are based on estimated amounts for the current fiscal year and include “Acquired Fund Fees and Expenses,” which were estimated as less than 0.01% of the average net assets of the Fund. “Acquired Fund Fees and Expenses” shown are estimated amounts for the current fiscal year and are indirect expenses the Fund incurred from the Fund’s investment in various money market funds and other investment companies (acquired funds).

2 Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.20% of the average daily net assets of Investor Shares, 1.10% of the average daily net assets of Advisor Shares and 1.05% of the average daily net assets of Institutional Shares. This contract continues through 31 January 2023.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor	$123	$414
Advisor	$113	$370
Institutional	$108	$344